January 4, 2008

By EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  Jill S. Davis

Re:                               Mines Management, Inc.
Item 4.01 Form 8-K
Filed December 28, 2007
File No. 001-32074

Dear Ms. Davis:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated January 3, 2008 regarding the above-referenced filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.

Item 4.01 Form 8-K filed December 28. 2007

1.             With respect to disclosure surrounding disagreements with your former accountants, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period through to the date of resignation, or December 20, 2007, there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-B.

Response:  The additional disclosure has been included on page 2 of the Form 8-K/A.

2.             To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:  The updated letter from LeMaster & Daniels PLLC is attached as Exhibit 16 to the Form 8-K/A.

3.             When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response:  The Company will make the requested disclosures upon the engagement of a new accountant.

Closing Comments

                The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (303) 892-7374 if you would like to discuss these matters.

Very truly yours,

/s/ Katie R. Oakley

Katie R. Oakley

                for

Davis Graham & Stubbs LLP

KO:jll

Enclosure